[Sirius Letterhead]

December 19, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Joshua Shainess

Re:	Sirius XM Holdings Inc. Registration Statement on Form S-4 Filed October 31, 2018, as amended on November 30, 2018, December 14 and December 19, 2018 File No. 333-228088

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sirius XM Holdings Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended, so that it will become effective at 4:30 p.m., Eastern Time, on December 20, 2018, or as soon thereafter as is practicable.

Please contact Eric Swedenburg (212-455-2225) or Ravi Purushotham (212-455-2627) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Swedenburg or Mr. Purushotham by telephone when this request for acceleration has been granted.

SIRIUS XM HOLDINGS INC.

By: /s/ Patrick L. Donnelly

Name: Patrick L. Donnelly

Title: Executive Vice President, General Counsel and Secretary

cc:	Securities and Exchange Commission